NATIONAL PRESTO INDUSTRIES, INC. AND SUBSIDIARIES
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS
Quarter Ended April 2, 1995 and April 3, 1994
             (Unaudited)
(In thousands except per share data)
                                                  1995       1994

Net Earnings                                    $ 2,547    $ 2,192

Add interest expense related to convertible
   debenture, net of income taxes                    80         80

Adjusted net earnings(1)                         $2,627     $2,272


Weighted average common shares outstanding        7,338      7,335


Common equivalent shares from the assumed
   debenture conversion                             124        103


Adjusted common and common equivalent shares(2)   7,462      7,438

Net earnings per common and common equivalent
   shares outstanding(1/2)                      $   .35    $   .31